FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

28 May 2010

HSBC HOLDINGS PLC - AGM STATEMENTS

At the Annual General Meeting of HSBC Holdings plc, held at the Barbican, London today, the following speeches were given by Group Chairman, Stephen Green, and Group Chief Executive, Michael Geoghegan.

Group Chairman, Stephen Green, said:

"When we met this time last year, financial markets had been through a period of intense turbulence, but had begun their journey towards recovery and there were signs that the timely and sustained emergency government support around the world, offered at the height of the crisis, was beginning to feed through to the real economy.

"2009 was also a year in which the shift from West to East gathered pace, an irreversible trend which the financial crisis only accelerated. After initial incredulity from some that emerging markets could lead the world out of recession, there was an increasing realisation that developing economies had begun to drive global growth in a way that none of us have seen before.

"Of course, recovery in the developed world has been much slower and we are not out of the woods yet, as this month's events have reminded us. We may yet see further shocks to some Western nations as they come to terms with the reality of large national debts, while conditions will remain challenging for households and businesses alike, as long as jobs and growth remain elusive.

"In short, since we gathered last year, we have been through a period of intense upheaval, but it is one which HSBC has been able to navigate well, thanks to its great strengths.

"Our financial performance in 2009 was very strong, with underlying pre-tax profits significantly up on the previous year.

"Our continued success is, in no small part, thanks to your support and your confidence in HSBC, which you so strongly demonstrated at the time of the rights issue last year. We are truly grateful for your support.

"It is testament to our experienced management team and the commitment of all our people that HSBC has been profitable in all three years since the crisis began and needed no government money. I would therefore like to publicly thank them on your behalf.

"Thanking colleagues is not just an "AGM ritual" we go through once a year. We simply could not have continued to deliver for our shareholders and our customers through such hostile economic conditions without the dedication of our colleagues.

"We recognise that employees want to make a real, sustainable contribution to their communities and to the wider society too. This is a fundamental tenet of HSBC's corporate culture and we offer colleagues the opportunity to get involved in projects around the world. Our Sustainability Report, launched today, outlines in more detail what we are doing in this respect.

"I would like to say a personal thank you to each of your Board members for their valued stewardship in another challenging year. I would particularly like to take this opportunity to thank three directors retiring at the end of this meeting: José Luis Durán, whose strong retail market experience has greatly benefited the Board; William Fung, our longest-standing Board member whose experience of Asian markets has been invaluable to HSBC; and Sir Mark Moody-Stuart, whose considerable contribution over the past nine years also includes six years as Chairman of the Remuneration Committee. I would like to thank each of them for their dedicated service to HSBC.

Unfortunately, two members of the Board are not able to be with us today: Vincent Cheng, who is temporarily unable to fly; and John Thornton who has had to undergo, at short notice, a hospital procedure and, during his recovery, his doctor has advised him not to fly. William Fung has also given his apologies that he must leave early, owing to an important engagement in New York.

"I shouldn't move on without saying a brief word on a number of press stories speculating on succession planning for the Chairman's role.

"I would have preferred not to say anything, because actually we have nothing to announce - which just goes to show you shouldn't believe all you read in the papers. At HSBC, we do of course discuss succession for all key roles, both at Board and senior Management level, indeed it would be irresponsible of us not to do so. Rest assured, when there's something to say, we will say it to our shareholders first.

"We have, of course, evolved the governance of the Group such that the Group Chief Executive is fully empowered, as CEOs usually are, to develop strategy, to drive company performance and continued development of the business, and to oversee our executive team, whilst the Group Chairman oversees the stewardship of the business and our globally strategic relationships with governments, regulators and our owners. This is now our approach to the governance of the Group and we certainly have no plans to reverse this.

"We believe the Chairman's role must be essentially full-time, and London-based, just as we believe the CEO should be Hong Kong-based.

"And finally, to be clear, I look forward to chairing the next AGM in 2011.

"On to more important business. I'd now like to ask Mike to talk about HSBC's performance and our opportunities for sustainable growth. Then I'll come back to cover some of the regulatory challenges our industry faces."

Michael Geoghegan, Group Chief Executive of HSBC Holdings plc, said:

"As usual, I will give you a brief overview of our performance last year. But I want to use most of my time today looking to the future. Outlining how we, the custodians of your business, will take advantage of the opportunity ahead to deliver long-term value for shareholders.

"First, our 2009 results proved, once again, the value of our diversified business model. Last year, it was Global Banking and Markets which most benefited from market conditions. But in 2007 and 2008 it was Commercial Banking which contributed the largest share of profits. And in 2006, it was Personal Financial Services.

"And all our business segments remain well positioned for the upturn. Last year, Commercial Banking remained profitable in all geographies and Personal Financial Services was also profitable, excluding the USA.

"Which brings me to my second point.

"In the USA, we made encouraging progress in running-off our consumer finance business. Credit trends have been encouraging too. These continued in the first quarter of this year. Also in the first quarter, our US operations made their first pre-tax profit since the crisis began in 2007.

"This is all positive for the future. The USA remains the engine of the world's economy, and earlier this month I spent two weeks there. It was a valuable opportunity to hear the views of a broad range of customers, investors, regulators and our Board members. Many tell me that business conditions are the best since 2007.

"HSBC is benefiting, and I was left in no doubt that there are very strong opportunities for us to grow. In fact, over the last 90 days we opened over 43,000 new Premier accounts in North America alone, And I'll talk more about the importance of Premier later.

"Third, we focused on building our presence in the world's emerging markets.

"We are the largest international bank in the Middle East. We have been there for over a century, so we know the region better than most. Sure, the region had a tough 2009, but we stuck by our customers. I started my career in the Middle East. And I am as convinced as ever that it faces a bright future. One that HSBC must be at the centre of. It is a trillion dollar economy and it will only grow bigger.

"Across Latin America, we have spent the last decade building an impressive regional network. One that now spans 18 countries, and serves 20 million customers through 3,000 branches. And we are ready to look at new opportunities for growth. Not least in the huge and fast-growing economies of Brazil and Mexico - where we have allocated 1.3 billion dollars of fresh capital from our own resources.

"Turning now to Asia, HSBC was founded in Hong Kong and Shanghai in 1865.

"Last year, we were the first foreign bank to incorporate in Vietnam, and we have increased our stake in the country's largest insurer too.

"In Indonesia, which is home to the world's fourth largest population, we nearly doubled our presence and we are the largest international bank.

"At HSBC, we have deliberately built our strategy on three long-term trends. So, today I want to take you through each of these and outline just where the opportunity lies for our shareholders.

"First, emerging markets will continue to grow faster than the developed world.

"In fact, they will grow three times faster than developed markets this year. Clearly, with the scale of change we are seeing, no-one should expect the path ahead to be completely smooth. Something which recent events in Thailand have only highlighted.

"But the fundamentals are strong. And the latest projections suggest that China could become the world's largest economy by the end of this decade. There is no emerging market of greater importance to HSBC than Greater China.

"Hong Kong remains the cornerstone of our strategy. One in two people there holds a bank account, life insurance product or a pension with HSBC. We are the market leader in mortgages and deposits. We are the largest issuer of credit cards. We are the largest bancassurer. We are the largest SME bank.

"And it is from this position in Hong Kong that we can build our platform in Greater China.

"The Board therefore decided last year that the Group CEO's principal office should be based in Hong Kong. So, since February, I have been running HSBC globally from the centre of growth. Making decisions on the ground every day from a position of local knowledge.

"I also spend around 200 days of the year travelling across our 88 markets, as I have always done. Listening to our customers about their needs. Talking to regulators about the challenges we face ahead. And speaking with my colleagues about the business.

"And at HSBC we benefit from having one, truly global management team. From Hong Kong I report to the Group Chairman here in London. The Board delegates the management and day-to-day running of HSBC to the Group Management Board, which I chair. We meet monthly, in Hong Kong and London, and other locations where we have a sizeable business.

"The team is made up of representatives from every region, and every major supporting function. It has a high collegiate culture, and the average length of service is over 28 years at HSBC. This all gives us a huge competitive advantage. Especially in steering our way through the difficult times that have prevailed in the last three years.

"Since I moved to Hong Kong, I've also spent a lot of time in mainland China, meeting with senior government officials, regulators, customers - and future shareholders. And all of these have confirmed that HSBC is not seen as another foreign bank. It is seen as the world's leading international bank. We are very proud of that, and it lays strong foundations for future growth.

"A listing in Shanghai remains a high priority for us, when the authorities are ready. And from everything I've seen so far, institutional investors there are also ready - to invest in us and our future.

"We will continue to build our own retail network, as fast as regulations allow. The next outlet we open will be number 100. Keeping our ranking as the largest international bank.

"We will also continue to deepen our strategic partnerships with local financial institutions.

"And next month we will open our brand new Chinese headquarters in the heart of Shanghai's financial district. We are also preparing to meet the region's demand for more sophisticated capital markets as China's economy grows and its companies expand.

"The second global trend on which we have based our strategy, is that world trade will grow faster than GDP.

"With the 'austerity years' ahead, developed economies are looking East and South for export growth. Meanwhile, so-called 'south-south' flows between Asia-Pacific, Africa, and South America, are also increasing.

"This all presents huge opportunity. But we can only take advantage of it, if we are able to serve the needs of corporates and institutions around the world. In other words, if we have a global wholesale bank.

"Five years ago, the sceptics said we were not taking investment banking seriously. The only way we could achieve critical mass, they said, was to buy a 'bulge bracket' firm.

"They were wrong. At first people didn't get our strategy. Our business didn't look like that of our competitors. But we built our own HSBC model, which plays to our natural strengths. It's now one of the world's top wholesale banks - and it's home-grown.

"We have consistently applied a clear and distinctive emerging markets-led and financing-focused strategy since 2006, when this Group management team was created.

"And faster-growing regions now account for over half our profits.

"We get to bank Volkswagen in Mexico, because we also work with them in Wolfsburg.

"In the Philippines we are the top house in peso bonds. But we get to do the big dollar sovereign bond deals too, because we can price dollar debt, and because we are connected to the major US fund managers interested in Asia.

"This is where HSBC has the advantage. Customers want a bank which can connect emerging markets with each other, and with the developed world. In short, a bank like HSBC.

"That is why, in Commercial Banking too, supporting the international needs of companies is at the heart of our strategy and we are encouraged that the majority of our new Commercial Banking customers last year were located in emerging markets. HSBC has built the world's leading, international commercial bank. And I am pleased to say that this business remains profitable in every region, in the first quarter of this year.

"The third trend on which we have based our strategy is that the world's population is getting older - and in emerging markets they are growing richer too.

"By 2050, the number of over 60s will exceed the number of children in the world, for the first time in history. And already, more than half the world's older people live in Asia.

"This is where HSBC's opportunity lies. And it is huge. There are now 178 million people globally who could be considered "mass affluent". Perhaps the biggest niche market in the world. So in 2007, we launched our new Premier bank account which seeks to meet their needs.

"The results speak for themselves. We have 3.6 million Premier customers. And we are now working towards six million worldwide, by the end of next year.

"Premier customers typically generate up to four times the revenue of our average customers. And buy twice the number of products. So by building our wealth and insurance offering, we will be better able to serve them over their lifetime.

"Looking ahead, the cliché that the world is an uncertain place is true. And recovery from the worst recession for seventy years was never going to be plain sailing.

"But I believe that two things remain certain in these uncertain times. First, emerging markets are increasingly in the economic driving seat. And second, globalisation is here to stay.

"So our policymakers must remain pragmatic, and we must avoid protectionism.

"In closing, I believe there is no better place to view the changing world than from within the business of HSBC. "We are the world's leading international bank. And I believe there is no bank better positioned to serve the changing global economy."

On regulation and remuneration the Group Chairman, Stephen Green, said:

"A new regulatory regime is now taking shape and you should be assured its evolution is one in which HSBC is playing its full part. We are now at a critical juncture in the debate and it is in all our interests that we get the principles right and start to move forward in practice. My own time is increasingly spent meeting policymakers and regulators around the world and these discussions are of vital importance to HSBC's future.

"Rightly, some searching questions have been asked about the role banks should play in our 21st century society. I remain as certain as ever that financial markets must be at the heart of every successful economy, lubricating the engine of commerce.

"Nonetheless, there are lessons to be learned from the crisis and reform is clearly needed. I have no need to rehearse the reasons why things must change. We have to work to regain the trust of our customers, and the wider public, particularly in developed economies. And we must recognise that there were failures, not just of individual banks, but also of the industry as a whole. The industry now has a responsibility to explain itself properly to a wider constituency.

"The new UK government is establishing an Independent Commission to look at the future structure of banking. We will be making a strong case that HSBC's business model not only works in a sustainable way, but that it plays a vital role in supporting businesses to reach their full potential. And we will be making the case that this growth in turn creates the jobs, the tax revenues and the secure pensions that our country needs.

"Certainly the overall direction of reform is clear and correct. The new banking model in many ways means returning to what might be considered traditional banking principles. This means better capitalised institutions with more liquid balance sheets, which will force some banks to be less reliant on wholesale markets in the future. And there is now agreement that we need a better method of winding up banks in the event of failure, to avoid contaminating the wider economy.

"I firmly believe HSBC is well placed for change. We are a well capitalised, highly liquid bank. We don't always get it right, but we always strive to play a constructive part in helping people and businesses meet their financial needs in an ever-changing world. And as regulators examine which banking structures offer greater security for shareholders, customers and taxpayers, HSBC's network of separately capitalised subsidiaries seems to be a model that many favour.

"Overall, the most important challenge for the industry and its regulators is to work together to carefully calibrate the impact of the various measures under discussion, so that we do not starve fragile Western economies of affordable credit, just at the time when they need it most.

"The authorities also need to develop a dynamic macro-economic tool which will manage the supply, as well as the cost, of credit. To be clear, our existing monetary tools are absolutely essential to control inflation, but equally clearly they are not sufficient on their own to control the flow of credit through the economy, and throughout the cycle.

"Current arrangements leave it all too possible for investors and lenders to become over-addicted to a particular asset class, without anyone - to use the cliché - stepping in to dilute, or even take away, the punchbowl.

"Change must also be internationally co-ordinated if it is to be effective across a world of global markets and trade. There is currently a raft of proposals emanating from a number of fora, ranging from the G20 to the EU, the Basel Committee, and national governments and institutions around the world. HSBC operates under 88 different regulatory regimes and we are therefore as conscious as any organisation of the need for smooth international co-ordination and implementation of reform.

"It remains an uncertain world, but I believe firmly that your bank has the right management team, the requisite financial strength, a well-balanced business model as well as the correct values to navigate its way through the uncharted - and possibly turbulent - seas that lie ahead.

"Turning to remuneration, it is clear that distortions in remuneration policy at some banks have created excesses and in some cases have contributed to the downfall of these institutions. These distortions included rewards which encouraged excessive risk-taking, sometimes linked to illusory day one revenues and guaranteed multi-year bonuses with no performance criteria. We must never see egregious rewards for failure in the banking sector again. The failures of the past few years have made banking industry compensation a matter of legitimate public interest.

"I would therefore like to set out our principles at HSBC in a little more detail.

"First, for a bank to be sustainable, it must serve the long-term interest of all its stakeholders. To be clear, this absolutely means delivering sustainable returns to shareholders, but it also means maintaining capital strength to support economic growth and rewarding employees appropriately.

"Having the right remuneration policy is absolutely critical in helping to ensure that we do not reward failure, and that we instead reward behaviour that leads to sustainable growth and builds a strongly motivated and cohesive management team over the medium to long term. To achieve this, compensation must be properly aligned to risk, and must be subject to deferral. It is only then we can see that profitability is real and ensure it can be clawed back if performance later turns out to be unsatisfactory.

"The G20 has set out clear principles on this issue and the FSA has published mandatory guidance, both of which HSBC supports and fully complies with.

"In 2009, once again, our bonus awards took into account how the Group's annual objectives had been met and considered HSBC's absolute and relative performance compared to its international peers. It is important to recognise that HSBC is one of the leading payers of dividends in financial services, and one of the top three among FTSE 100 companies.  Over the last three years we have declared dividends of over 24 billion dollars in total.

"Our second principle is that remuneration must be internationally competitive, if HSBC is to maintain its global competitive edge. Any company which underpays risks losing some of its best people. HSBC has over 300,000 employees working in 88 countries and territories. So we must benchmark ourselves against competitors globally, not just in the UK - where our banking business accounts for less than 10 per cent of underlying Group profits.

"We are therefore committed to making sure the rewards all our people receive are internationally competitive, whilst also being fully cognisant of the need to be responsible in our approach to remuneration. We believe our track record on that speaks for itself.

"Which brings me to our third principle.

"At HSBC, the remuneration of executive Directors and senior management is set by an independent Remuneration Committee, as is the policy for the entire company. This Committee operates by the authority of the Board and is comprised solely of independent non-executive directors.

"Subject to his re-election, this committee will be chaired by John Thornton, who will assume this role on the retirement of Sir Mark Moody-Stuart at the end of this meeting. One of John's first tasks will be to lead a review on HSBC remuneration practice, at the request of the Board and in consultation with shareholders, starting this summer. The last review was held two years ago and given the extraordinary changes the financial sector has been through, it is now right to look again at the appropriate mix of fixed salaries, annual bonus and incentive plans.

"The Board recognises that in today's difficult economic climate, especially in the West, the issue of executive pay is a sensitive one and the numbers involved are large by anyone's standards.

"John will therefore consult with our owners to ensure that we are rewarding proper pay for proper performance, as this is in the long-term interests of your company and all its stakeholders."

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 88 countries and territories in Europe, Asia-Pacific region, the Middle East, North America, and Latin America. With assets of US$2,364 billion at 31 Dec 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date:  28 May 2010